ASANKO GOLD

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on June 9, 2017

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 2:00 PM (Pacific Time) on Wednesday, June 7, 2017.

VOTE USING THE TELEPHONE, INTERNET OR FAX 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Vote by Fax

- Complete, sign and date the reverse hereof.
- Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is **NO CHARGE** for this call.
- Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.

If you vote by telephone, the Internet or fax , DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail, by Internet or by fax are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the three voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01BMDB

Appointment of Proxyholder

I/We being holder(s) of Asanko Gold Inc. hereby appoint: Fausto Di Trapani, Chief Financial Officer, or failing him, Marcel de Groot, Director,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Asanko Gold Inc. to be held at Suite 1500 - 1055 West Georgia Street, Vancouver, BC, on June 9, 2017 at 2:00 PM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Number of Directors

To set the number of Directors at seven (7).

	For	Against
1. Number of Directors	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Colin Steyn	☐	☐	02. Peter Breese	☐	☐	03. Shawn Wallace	☐	☐
04. Gordon J. Fretwell	☐	☐	05. Marcel de Groot	☐	☐	06. Michael Price	☐	☐
07. William Smart	☐	☐						

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3. Appointment of Auditors

To appoint KPMG LLP, Chartered Accountants, as Auditors of the Company for the ensuing year, and to authorize the Directors to fix their remuneration.

	For	Withhold
3. Appointment of Auditors	☐	☐

4. Amendment of Share Option Plan

To pass the ordinary resolution to approve all amendments made to section 2.8 – *Terms or Amendments Requiring Disinterested Shareholder Approval* of the Company's incentive Share Option Plan dated for reference September 27, 2011, such amendments being approved by the Board of Directors on May 2, 2017, and as more particularly described in the Information Circular prepared for the Meeting.

	For	Against
4. Amendment of Share Option Plan	☐	☐

5. Continuation of Share Option Plan

To pass the ordinary resolution to approve continuation of the Company's incentive Share Option Plan dated for reference September 27, 2011, as amended May 2, 2017, for a further three year period, as more particularly described in the Information Circular prepared for the Meeting, and to approve any unallocated options available thereunder.

	For	Against
5. Continuation of Share Option Plan	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

KRHQ 221992 AR1

01BMEC